Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund For Utah (the "Fund") was held on June 25, 2008. The holders of shares representing 76% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Dollar Amount of  Votes:

	Trustee				For			Withheld

	Tucker Hart Adams		$170,377,875		$1,305,892
	Gary C. Cornia		$170,377,875		$1,305,892
	Thomas A. Christopher	$170,377,875		$1,305,892
      Diana P. Herrmann		$170,325,917		$1,357,507
	Lyle W. Hillyard		$170,280,994		$1,402,774
	John C. Lucking		$170,377,875		$1,305,892
	Anne J. Mills		$170,325,917		$1,357,507



2.  To ratify the selection of Tait Weller & Baker LLP as the
Fund's independent registered accounting firm.


	For			Against	Abstain
	$168,317,995	$715,544	$2,651,104